UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 29, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Intercept Pharmaceuticals, Inc.

File Nos. 001-35668 and 333-183706 - CF#30570 and CF# 30571

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Intercept Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to an amended Form 8-K filed on January 2, 2014. The application also included a request for an extension of previous grants of confidential treatment under Rule 24b-2 and Rule 406 for information it excluded from the exhibits to a Form 8-K filed on February 22, 2013 and a Form S-1 filed on September 4, 2012, as amended.

Based on representations by Intercept Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	8-K/A	January 2, 2014	through September 30, 2015
10.2	8-K/A	January 2, 2014	through September 30, 2015
10.3	8-K/A	January 2, 2014	through September 30, 2015
10.1	8-K	February 22, 2013	through September 30, 2015
10.2	8-K	February 22, 2013	through September 30, 2015
10.3	8-K	February 22, 2013	through September 30, 2015
10.11.1	S-1	September 4, 2012	through September 30, 2015
10.11.2	S-1	September 4, 2012	through September 30, 2015
10.14.1	S-1	September 4, 2012	through September 30, 2015
10.14.2	S-1	September 4, 2012	through September 30, 2015
10.16.1	S-1	September 4, 2012	through September 30, 2015
10.16.2	S-1	September 4, 2012	through September 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary